UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 55)

Under the Securities Exchange Act of 1934

Casual Male Retail Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25057L102
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

                                    SCHEDULE 13D

CUSIP No. 25057L102

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Management, Inc.                           23-2331228
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) ☐

            (b)
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS  NA
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)           ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
___________________________________________________________________________
                    7)  SOLE VOTING POWER
NUMBER OF                              147,059(1)
SHARES              ____________________________________________________________
BENEFICIALLY  8)  SHARED VOTING POWER
OWNED BY                        0
EACH   ____________________________________________________________
REPORTING            9)              SOLE DISPOSITIVE POWER
PERSON                             147,059(1)
WITH   ____________________________________________________________
                   10)      SHARED DISPOSITIVE POWER
                      0
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      147,059(1)
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.43%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
                      CO

(1) Represents warrants to purchase an aggregate of 147,059 shares of Common Stock, all of which are immediately exercisable.

SCHEDULE 13D
CUSIP No. 25057L102

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Seymour Holtzman
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) ☐

(b)
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS  PF
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                        ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
                 7)    SOLE VOTING POWER
NUMBER OF                                           5,620,484(1)
SHARES              ____________________________________________________________
BENEFICIALLY    8)    SHARED VOTING POWER
OWNED BY                                             0
EACH   ____________________________________________________________
REPORTING         9)    SOLE DISPOSITIVE POWER
PERSON                                                   5,620,484(1)
WITH   ____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                0
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,620,484(1) — See Item 5
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   16.29%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
                      IN

(1) Includes options to purchase an aggregate of 1,690,000 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman. Also includes immediately exercisable warrants to purchase an aggregate of 147,059 shares of Common Stock, which are indirectly beneficially owned by Mr. Holtzman. Excludes options to purchase an aggregate of 160,000 shares of Common Stock, 53,333 of which become exercisable on April 24, 2007, 53,333 of which become exercisable on April 24, 2008 and 53,334 of which become exercisable on April 24, 2009.

`                                    SCHEDULE 13D

CUSIP No. 25057L102

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Evelyn Holtzman
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ☐

   (b)
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS  NA
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
                   7)    SOLE VOTING POWER
NUMBER OF     0
SHARES        ____________________________________________________________
BENEFICIALLY      8)    SHARED VOTING POWER
OWNED BY                        0
EACH             ____________________________________________________________
REPORTING       9)    SOLE DISPOSITIVE POWER
PERSON                     0
WITH             ____________________________________________________________
                 10)    SHARED DISPOSITIVE POWER
                      0
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0 — See Item 5
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
                      IN

                                   SCHEDULE 13D

CUSIP No. 25057L102

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.H. Holdings, Inc.                 23-2512788
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ☐

 (b)
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS  NA
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________
                    7)    SOLE VOTING POWER
NUMBER OF     0
SHARES        ____________________________________________________________
BENEFICIALLY  8)    SHARED VOTING POWER
OWNED BY                        0
EACH   ____________________________________________________________
REPORTING       9)     SOLE DISPOSITIVE POWER
PERSON                      0
WITH   ____________________________________________________________
                 10)     SHARED DISPOSITIVE POWER
                                                                               0
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 — See Item 5
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
CO

                                    SCHEDULE 13D

CUSIP No. 25057L102

1)     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jewelcor Incorporated             24-0858676
 _____________________________________________________________________________
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ☐

   (b)
______________________________________________________________________________
3)     SEC USE ONLY
______________________________________________________________________________
4)     SOURCE OF FUNDS  NA
______________________________________________________________________________
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    ☐
______________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
___________________________________________________________________________
                  7)    SOLE VOTING POWER
NUMBER OF     0
SHARES               ____________________________________________________________
BENEFICIALLY    8)    SHARED VOTING POWER
OWNED BY                        0
EACH   ____________________________________________________________
REPORTING         9)    SOLE DISPOSITIVE POWER
PERSON                      0
WITH   ____________________________________________________________
           10)    SHARED DISPOSITIVE POWER
                      0
______________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0 — See Item 5
______________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
                      CO

This Amendment No. 55 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”). The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts 02021.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 17, 2006, Seymour and Evelyn Holtzman (collectively Holtzman) and Deutsche Bank Alex. Brown (“DB”) entered into a pre-arranged stock trading plan (the “Plan”) pursuant to Rule 10b5-1 under the Exchange Act. Holtzman entered into the Plan primarily for estate and tax planning purposes and also to avail themselves of the benefits of Rule 10b5-1 under the Exchange Act.

Effective December 27, 2006, the plan was amended and supplemented by the Rule 10b5-1 Amended Sales Plan Agreement (the “Amended Plan”). Pursuant to the Amended Plan, Holtzman has appointed DB to sell 900,000 shares of Common Stock, not including shares previously sold under the plan, at a price not to be below $13.50 per share beginning December 27, 2006.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

As of December 29, 2006, the Reporting Entities included in this filing beneficially own an aggregate of 5,620,484 shares of Common Stock, representing approximately 16.29% of the outstanding shares of Common Stock based upon the 34,503,496 shares of Common Stock outstanding as of November 13, 2006 as reported by the Company in its Form 10-Q for the period ended October 28, 2006 filed on November 17, 2006.

As of December 29, 2006, Seymour Holtzman may be deemed to beneficially own 5,620,484 shares of Common Stock, representing an aggregate of approximately 16.29% of the outstanding shares of Common Stock. Such amount includes options to purchase an aggregate of 1,690,000 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman. The 5,620,484 shares of Common Stock also includes currently exercisable warrants to purchase an aggregate of 147,059 shares of Common Stock, which are indirectly beneficially owned by Mr. Holtzman through JMI, an entity of which Mr. Holtzman is controlling shareholder. Mr. Holtzman’s relationship with JMI is further described in Item 2 of the Schedule 13D.

As of December 29, 2006, JMI beneficially owned an aggregate of 147,059 shares of Common Stock, representing approximately 0.43% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

In accordance with the Plan, since December 1, 2006 the Reporting Entities have disposed of Common Stock in the open market as set forth on Schedule I hereto. On December 29, 2006, 18,154 shares of Common Stock previously reported on the Schedule 13D were disposed of by gift to an irrevocable trust. Except as disclosed in this Item 5 and on Schedule I, no transactions have been effectuated by the Reporting Entities during the 60 days preceding this filing.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Rule 10b5-1 Amended Sales Plan Agreement
Exhibit 2 Schedule A - Attachment to Rule 10b5-1 Amended Sales Plan Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2006

JEWELCOR MANAGEMENT, INC.

By:/s/ Seymour Holtzman
Name: Seymour Holtzman
Title:   President

JEWELCOR INCORPORATED

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title:   President

S.H. HOLDINGS, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title:   President

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

SCHEDULE I

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by the Reporting Entities during the past 60 days.

Date	Number of Shares	Price Per Share	Trade Amount (a)

12/01/2006	7,489	$ 13.6598	$ 102,298
12/04/2006	14,500	$ 14.1174	$ 204,702
12/05/2006	17,210	$ 14.0825	$ 242,360
12/06/2006	8,800	$ 14.0069	$ 123,261
12/07/2006	30,400	$ 14.0733	$ 427,828
12/08/2006	17,907	$ 14.0289	$ 251,216
12/11/2006	40,608	$ 14.0431	$ 570,262
12/12/2006	5,493	$ 14.0066	$ 76,938
12/13/2006	12,486	$ 14.0004	$ 174,809
12/14/2006	42,537	$ 14.0044	$ 595,705
12/15/2006	4,900	$ 14.1027	$ 69,103
12/20/2006	13,170	$ 13.7607	$ 181,228
12/22/2006	8,000	$ 13.3965	$ 107,172
12/26/2006	10,900	$ 12.9649	$ 141,317

(a) Excludes commissions and other execution related costs.